Exhibit 12

CORENERGY INFRASTRUCTURE TRUST
RATIO OF EARNINGS TO FIXED CHARGES (Dollar amounts in thousands)

	For the Six-Month Period Ended June 30, 2014	For the Years Ended					For the One-Month Transition Period Ended December 31, 2012
		December 31, 2013	November 30, 2012	November 30, 2011	November 30, 2010	November 30, 2009
Earnings:
Net income before taxes (1)	$7,146	$8,919	$19,578	$3,805	$19,440	$265	$(2,442)
Adjustments Added:
Fixed Charges (see below)	1,646	3,288	81	37	46	628	416
Total Earnings	$8,792	$12,207	$19,659	$3,842	$19,486	$893	$(2,026)

Fixed Charges:
Interest expense	$1,646	$3,288	$81	$37	$46	$628	$416

Total Fixed Charges	$1,646	$3,288	$81	$37	$46	$628	$416
Ratio of Earnings to Fixed Charges	5.34x	3.71x	242.70x	103.84x	423.61x	1.42x	(4.87	)x

(1) Excludes Net Income (Loss) attributable to non-controlling interest